Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion and analysis provides information which Cazoo’s management believes is relevant to an assessment and understanding of Cazoo’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes of Cazoo that are included elsewhere in this Form 6-K.

Unless otherwise stated, the information included in this section is based on Cazoo’s unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Cazoo’s unaudited condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Any reference to “we,” “us,” “Cazoo,” the “Company,” the “Group”, “management” and “our” as used herein refers to Cazoo Holdings Limited and its subsidiaries prior to the consummation of the Business Combination (as defined below) and references to “we,” “us,” “Cazoo,” and “our” refer to Cazoo Group Ltd and its subsidiaries subsequent to consummation of the Business Combination.

Overview

We are an online car retailer aiming to transform the car buying experience across the UK and Europe by allowing consumers to purchase, finance or subscribe to a car entirely online, for either delivery or collection. We seek to make buying a car as seamless as purchasing any other product online by providing improved selection, transparency, quality and convenience. As of June 30, 2021, we have sold more than 32,000 used cars to customers across the UK since our launch in the UK in December 2019.

We have recently expanded our business to include car subscription services in the UK, France and Germany, to offer a flexible alternative to traditional car ownership, and are already one of the leading consumer car subscription players in Europe with over 6,500 subscribers as of June 30, 2021. This expansion was achieved via our acquisitions of Drover Limited (UK and France) (“Drover”) and Cluno GmbH (Germany) (“Cluno”), completed in the first quarter of 2021, both of which are expected to be fully integrated into our platform over the next year, and we plan to launch the Cazoo proposition in France and Germany by the end of 2021. We also acquired Smart Fleet Solutions Limited (“Smart Fleet”), a vehicle refurbishment business located in the UK, in the first quarter of 2021, which allowed us to transition our vehicle reconditioning activities in the UK fully in house during the second quarter of 2021.

Subsequent to June 30, 2021, we have further expanded both our refurbishment capacity with our recent acquisition of SMH Fleet Solutions Limited (“SMH”), and our data team and capabilities with the acquisition of UK Vehicle Limited (“Cazana”). See “— Recent developments — Expansion of refurbishment capacity” and “— Recent developments — Data analytics.”

While the transactions discussed in the two preceding paragraphs were not significant to us in terms of their individual contribution to our consolidated revenue or assets, we believe they provide additional building blocks, together with organic growth, for expanding our geographic footprint, product and service offerings and infrastructure.

Due to our launch in the UK in December 2019, we have only a limited history of operating under non-pandemic business conditions.

We are highly data-driven and use proprietary data and algorithms to both purchase vehicles and to price them for sale. We had over 2,900 cars available for sale as of June 30, 2021, ranging from SUVs to hatchbacks, and including a wide range of electric and hybrid vehicles. We purchase the cars we believe are best suited for our customers and platform. Our buying strategy is led by consumer desirability. We use a data-driven approach, derived from a mix of our first party data (our website searches and intent to buy, sales volume, days to sale) and third-party data sources, to determine which cars to purchase. Our main objective is to ensure we have a wide breadth and balanced inventory based on consumer demand. We do not specialize in cars made by certain manufacturers and purchase decisions are not influenced by incentives provided by manufacturers or other third-parties. Each of our cars undergoes an inspection and is refurbished to a high standard at our reconditioning facilities before being offered for sale. Buyers can view high quality, 360-degree images as well as a car’s features and history on our website. We offer all standard forms of car financing, as well as the purchase of any part-exchanges (customer vehicles exchanged as partial payment for a Cazoo car) at the time of delivery or collection for added convenience. Every Cazoo car comes with a seven-day money-back guarantee in place of the test-drive consumers would typically have prior to a traditional car purchase. If a customer chooses to return their car during the seven-day period, we will collect it for free. Each car also comes with a seven-day free insurance policy and a free comprehensive 90-day warranty, including Royal Automobile Club (“RAC”) roadside assistance.

Since launching, our revenues have grown rapidly, amounting to £248.2 million for the six months ended June 30, 2021, with revenues increasing over 500% when compared to the six months ended June 30, 2020.

We are highly acquisitive by nature based on our business plan and have completed six strategic acquisitions since July, 2020 to accelerate our growth, enhance our infrastructure and expand our services. Our strategy is to continue to seek further acquisitions where they meet our strategic goals. As we are continuously looking for suitable acquisition targets, we regularly conduct due diligence and enter into non-binding letters of intent with possible targets, some of which may be material. In the past, we have utilized either a mix of cash and equity or all cash to acquire our targets and expect to continue to use either cash or equity, or both, in the future.

Our strategy is to significantly expand across Europe following our recent acquisitions of Drover and Cluno, with businesses in France and Germany, respectively. As of June 30, 2021, we had over 6,500 subscribers across the UK, Germany and France.

Prior to closing of the Business Combination, we had raised £445.6 million in funds from our shareholders. Our latest rounds of equity funding prior to closing of the Business Combination were completed during the financial year ending December 31, 2020. On March 23, 2020 we completed the Series C funding round initially raising £99.8 million followed by an extension to the funding round on June 23, 2020 raising an additional £25.2 million. On October 1, 2020 we completed our Series D funding round raising £239.1 million before fees. We use the capital we have raised to fund our operations, strategic acquisitions and growth plans including our new product portfolio and overseas expansion plans.

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”) which, among other things, provided that (i) Ajax would merge with and into Listco, with Listco continuing as the surviving company, and (ii) Listco would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of Listco and cash consideration (the “Business Combination”).

Upon consummation of the Business Combination, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Business Combination Class A ordinary shares, par value $0.001 per share (the “Class A Shares”) and warrants of Cazoo Group Ltd became listed on the NYSE under the symbols “CZOO” and “CZOO WS,” respectively. Upon closing of the Business Combination, we received proceeds of approximately $836 million, net of fees.

We classify our revenue into three main categories — Retail, Wholesale and Other sales. The revenue recognized throughout the periods presented in our unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K has materially arisen within the UK and represents a single operating and reportable segment.

Retail:    The sale of fully refurbished vehicles to retail customers is our largest stream of revenue. We primarily sell vehicles directly to our customers through our website www.cazoo.co.uk. Our website provides customers with a safe and easy way to purchase used cars online and since the launch of our business, we have experienced rapid growth in retail sales. The number of refurbished vehicles we sell to our retail customers is an important measure of our growth and our strategy is to continue to grow our market share and increase our retail units sold. During the six months ending June 30, 2021, revenue generated from retail sales through our platform was £207.9 million, with over 16,000 units sold.

Revenue for the six months ended June 30, 2021 excludes £7.5 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue. Cazoo is not a marketplace and all cars sold under this model continue to be refurbished, stored and marketed by Cazoo. Cazoo is also responsible for any returns or post-sales issues. The Group purchases vehicles in this way from time to time, where the makes and models may otherwise be unavailable.

Wholesale:    We also sell vehicles through car auctions to trade buyers and other customers. These vehicles are primarily those acquired from customers as part-exchanges that do not meet our quality standards to list and sell through as retail vehicles. During the six months ending June 30, 2021, revenue generated from wholesale was £12.8 million.

Other sales:    We also generate revenue from the provision of ancillary services, including vehicles finance, warranties, paint protection and car servicing. Customers purchasing vehicles from us may enter a contract for finance or enter a contract to extend their warranty after the initial 90-day inclusive period through our platform. We act as an agent and receive a commission for the arrangement of these contracts from the principal. At our customer centers, we also provide vehicle servicing products including interim, full and major servicing, MOT (Ministry of Transport) tests, general repairs and one-off checks and repairs. We also continue to carry out refurbishment of third-party vehicles at our vehicle preparation sites, including those acquired as part of the acquisition of Smart Fleet.

In the six months ending June 30, 2021, we have made strategic acquisitions such as Drover– a leading UK car subscription service company and Cluno — a leading Germany car subscription service company, to accelerate our launch into the subscription market in both the UK and in Europe. Through these acquisitions, we had over 6,500 subscribers in the UK, Germany and France as of June 30, 2021. Car subscription is a service in which customers may obtain a vehicle on a short-term rental basis as an alternative to owning a vehicle. The total revenue generated from other sales during the six months ending June 30, 2021 was £27.5 million and is included in Other sales.

Covid-19 pandemic

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Our business has been affected by the COVID-19 pandemic which has resulted in changes to the operations of our customer centers and vehicle preparation centers. The nature of our business provides some protection against the negative effects of the COVID-19 pandemic given our digital platform and emphasis on home delivery, and we have been able to keep all of our customer centers open with restricted activities during the COVID-19 pandemic. However, we were required to pause our vehicle preparation and delivery activities for a number of weeks during March and April 2020 during the first national lockdown in the UK. As a result, our car inventory declined for a short period of time.

The full implications of the COVID-19 pandemic on our business depend on a number of factors, and therefore we cannot reasonably estimate the impact of the COVID-19 pandemic on the Group’s business, financial condition, results of operations and prospects at this time.

The COVID-19 pandemic may have an impact on consumer behavior and preferences in the medium to longer-term, including willingness to make large purchases such as vehicles. Furthermore, the temporary or permanent closure of traditional car dealerships during the course of the pandemic may have accelerated the adoption of online used car retailing. We anticipate the shift to online may continue to accelerate given consumers’ poor legacy experience with offline car dealerships and an increased consumer discovery of a new and better way of transacting for cars.

We have a limited history of operations under non-pandemic business conditions. We cannot predict the impact of a post-pandemic recovery on the economy, our customers, sources of vehicle inventory and other market participants, and on the continued adoption of online car retailing.

Recent developments

Our recent developments are discussed below:

The Business Combination

On August 26, 2021 we completed our business combination with Ajax, and, on August 27, 2021, the Class A Shares began trading under the new ticker symbol “CZOO”. Under the terms of the Business Combination Agreement, Ajax and Cazoo combined under a new holding company, Cazoo Group Ltd, which received proceeds of approximately $836 million, net of fees from the Business Combination. We expect to use the capital we have raised to fund our operations, strategic acquisitions and growth plans, including our overseas expansion plans.

Data analytics

We have recently enhanced our data team and capabilities with the acquisition of Cazana, completed on September 2, 2021. Cazana is the owner of one of the most comprehensive vehicle pricing datasets globally and one of the leading data insights platforms in the European automotive industry.

Founded in 2012, Cazana has grown to a team of more than 50 staff including data scientists and engineers headquartered in London. Cazana has built an extensive dataset of over 500 million historic vehicle transactions from a range of countries, including the UK, Germany, France, Spain and Italy, and its tools are used by car manufacturers, lenders, fleet owners and insurers.

Cazana’s products include real-time vehicle valuation, pricing and stock management tools, and our acquisition of Cazana will combine our market leading brand, proposition and platform with Cazana’s extensive data, products and expertise. We anticipate this deal will enhance our data team and capabilities and allow us to further optimize our car buying and pricing across the UK and Europe for the benefit of consumers.

Under the terms of the agreement we acquired Cazana for net consideration of approximately £25 million in cash.

Expansion of refurbishment capacity

We have further enhanced our refurbishment capacity with the recent acquisition of SMH on September 15, 2021. SMH is one of the UK’s leading vehicle preparation, logistics and storage businesses.

Established in 2003, SMH has a team of over 500 expert staff and has the capacity to process 70,000 vehicle refurbishments annually from five vehicle preparation sites across 136 acres in Bedford, Gloucester, Throckmorton, Worcester and St Helens. SMH also carries out over 150,000 vehicle movements per year with a team of over 300 logistics specialists as well as operating an online wholesale platform for used cars.

The combination of our world-class online retail platform and brand with SMH’s leading infrastructure and expertise will double our overall vehicle reconditioning, logistics and storage capabilities in the UK with 10 total sites across more than 265 acres, as well as providing us with an experienced team of hundreds of additional vehicle preparation and logistics specialists and our own digital wholesale platform.

We acquired SMH for approximately £70 million, net of cash acquired.

Purchasing cars directly from consumers

Subsequent to June 30, 2021, we have begun purchasing cars directly from consumers outside of part-exchanges. The new service gives sellers an offer within seconds that is guaranteed for seven days. Customers can either opt to have their car picked up from their home in 48 hours or drop the car off at their nearest Cazoo Customer Centre with payment made directly to the seller’s bank account on the same day.

This new vehicle supply source not only enables us to further diversify our sourcing mix but carries significant cost advantages. For example, purchasing vehicles at third-party auctions is competitive and, consequently, vehicle prices at third-party auctions tend to be higher than vehicle prices for vehicles sourced directly from consumers. We expect the cost advantages to contribute to our gross margin per unit development going forward.

Key trends and factors affecting the results of our operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of key factors and trends. Management believes that we are well positioned to continue to transform the car buying experience across the UK and Europe. For a discussion of uncertainties and other factors that could affect our operating results see “Risk Factors” in our filings with the SEC. The key trends and factors affecting the results of our operations include the following:

Shift to online/e-commerce penetration

The purchase of used cars online has experienced significant growth, driven primarily by a shift in the buying patterns of customers. We are one of a handful of online car retail specialists offering a fully digital journey in the UK, and through our data-driven marketing efforts we continue to pioneer the shift to online car buying in the UK with customers across the country embracing the transparency and convenience of buying used cars entirely online. We believe that our high growth in volumes is primarily driven by customer appetite for our online exclusive proposition. We also believe that the e-commerce penetration rate for buying and selling used vehicles online may continue to increase as we see a strong demand-driven rationale for growth. Our ability to continue to benefit from this customer shift will be an important driver of our future performance.

We believe that the pool of potential online buyers is growing and that used car buyers have an increasing propensity to purchase their next car online. Our continued growth in retail unit sales depends on our ability to capitalize on the growing trend of car purchases entirely online.

As with other retail marketplaces, the shift from offline to online accelerated in 2020 due to COVID-19. Vehicle sales have shifted to online platforms during the pandemic as car buyers practice social distancing. The COVID-19 pandemic has increasingly driven customers to research for used cars online and also heightened demand for cars as people look for ways to travel while avoiding other people.

However, the shift to online has also seen an increased focus on the online channel from traditional offline market participants, including dealerships and automotive manufacturers. Some traditional dealerships have started to transition to a hybrid model, supplementing their offline offering with online and phone purchases. However, for these dealers, the majority of the purchase journey remains offline. We believe that we may continue to benefit from the acceleration to online buying because customers see clear advantages of our online exclusive proposition particularly around the range of cars available online, transparency and convenience.

As the online channel continues to grow, our strategy is to continue to invest in marketing, operations and logistics to grow our brand awareness, online engagement and market share. Our extensive marketing activities are driving our brand recognition. Our aggregate marketing spend has significantly increased in 2020 and we will continue to invest in brand marketing as we believe that investment in marketing and advertising will drive additional demand and sales on our website in the near future.

Inventory sourcing

We strategically source inventory from three channels: primarily from auction and corporate relationships and to a lesser extent, from consumer directly. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability.

We continually evaluate the optimal mix of sourcing channels and strive to source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. For example, purchasing vehicles at third-party auctions is competitive and, consequently, vehicle prices at third-party auctions tend to be higher than vehicle prices for vehicles sourced directly from consumers. Accordingly, as part of our sourcing strategy, we seek to increase the percentage of vehicle sales that we source from consumers. We currently acquire only a small percentage of used vehicles directly from consumers, however we expect that our expanded purchasing from consumers will increase the availability of suitable vehicle inventory at attractive commercial costs. Subsequent to June 30, 2021, we have begun purchasing cars directly from consumers outside of part-exchanges.

We believe our ability to increase the percentage of inventory sourced directly from customers will depend on the popularity and success of our ecommerce platform. We expect that as customers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers may continue to grow and we expect this would positively impact our profitability.

With the launch of our car subscription service, we have added an additional sourcing channel. Once the cars reach the end of their final subscription period, we are able to resell through our retail or wholesale channels. We anticipate that these cars will have a relatively higher margin given their age, profile and oversight of the vehicles through the subscription period.

The supply of vehicles to the market continues to be impacted by the global shortage of automobile microchips. See “Risk Factors ⸺ Risks Related to Cazoo’s Business ⸺ The Group’s business is dependent upon access to suitable vehicle inventory for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects” incorporated by reference in Item 3.D. of our Shell Company Report on Form 20-F.

Inventory financing

Our growth as an online specialist depends on having the right volume and range of inventory on our website. Accordingly, we believe that having the appropriate volume and mix of vehicle inventory is fundamental to our ability to drive revenue growth. The continued growth of our vehicle inventory requires a number of important factors, including the ability to finance the acquisition of inventory at competitive rates and source high quality vehicles across various acquisition channels nationwide.

The availability and cost of financing for vehicle purchases is a significant factor affecting our results of operations. Stocking loans are used specifically to finance the purchase of inventory and typically cover 90% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

Our ability to continue to access financing at affordable rates to purchase the required mix and selection of inventory is an important factor for our future performance. Subsequent to June 30, 2021, we have increased our total availability of funding facilities in both the UK and Europe.

Vehicle preparation capacity

We have the capacity to fully recondition all our cars in the UK in-house and carry out a 300-point inspection before offering them for sale on our website. Our ability to recondition purchased vehicles to our quality standards is a critical component of our business. We believe that our future success will depend on our ability to expand and optimize our reconditioning capacity to meet the quality expectations of customer demand on our website.

At commencement of our operations, we worked with a partner to refurbish our vehicles for sale. On July 15, 2020, we acquired Imperial Car Supermarkets Limited (“Imperial”), one of the largest independent used car retailers in the UK. We acquired Imperial in order to obtain its infrastructure and properties, including Imperial’s main vehicle preparation center, rather than to continue Imperial’s physical retailing operation. This acquisition helped to expand our reconditioning capacity, providing Cazoo with two additional vehicle preparation centers, with the main refurbishment facility having the capacity to recondition up to 50,000 cars per year. Imperial retail business was closed on October 1, 2020 and has been treated as a discontinued operation in our audited consolidated financial statements for the year ended December 31, 2020 incorporated by reference in our Shell Company Report on Form 20-F. See the section entitled “— Results of operations” below and Note 12 of our audited consolidated financial statements incorporated by reference in our Shell Company Report on Form 20-F for further details.

With the acquisitions of Smart Fleet and SMH, we have further expanded and intend to continue expanding our in-house refurbishment capacity (see “— Recent developments — Expansion of refurbishment capacity” and Note 4 to our unaudited condensed consolidated interim financial statements included elsewhere in this Form 6-K for further details). It is our strategy to continue to utilize our technology, proprietary data and industry experience to strategically select reconditioning locations where we believe there would be the highest supply and customer demand for our vehicles. We believe that our expanded reconditioning capacity and technology will lower our reconditioning costs per unit and drive greater efficiency, higher gross margins per unit and improved unit economics.

Technology and data

We continue to invest in the data, information technology and security infrastructure, as well as in the core technology-based systems used to drive and support our business. The customer experience on our website is critical to attracting unique users to our platform, converting such visitors into customers and increasing new customers through referrals. Accordingly, we believe that our ability to make our platform an attractive choice for customers and create a more tailored website experience based on our functionalities and offerings, tailored to customer preferences, may drive higher customer conversion rates.

We believe we have created a unique, best in-class customer experience and have built a brand with market leading execution, proprietary data and technology and a world class team. This gives our customers a fully end-to-end digital buying experience with the entire purchasing journey taking place online. We continue to incur expenditure on research and development to develop new products and enhance our existing technology platform.

Additionally, our ability to accurately forecast pricing and customer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our proprietary data that leverages the vast amount of information at our disposal to adjust our supply and sourcing models. We plan to continue to invest in technology and infrastructure to support growth in retail units sold on our website. We believe our future revenue growth will also depend on the ways in which we predict customer demand through constant improvement and investment in technology and data.

With the acquisition of Cazana in September 2021, we have further enhanced our data team and capabilities. This will enable us to further optimize our car buying and pricing across the UK and Europe for the benefit of consumers.

Key performance indicators

We regularly monitor the following key performance indicators to help evaluate our business and trends, identify near-term and longer-term risks and opportunities, measure our performance, prepare financial projections and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with IFRS.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, there are limitations inherent within these calculations, and these measures may not be comparable to other performance measures used by our competitors. Each of our key operating and financial metrics focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the indicator by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations.

These operating and financial metrics should be read in conjunction with the following discussion of our results of operations and together with our unaudited condensed consolidated interim financial statements and related notes included elsewhere in this Form 6-K.

	Six months Ended June 30,		Variance
	2021	2020	Change	%
Retail units sold	16,557	3,234	13,323	412%
Gross profit/(loss) per unit	£315	£(355)	£670	-
Average monthly unique users	1,548,191	449,734	1,098,457	244%
Inventory units available on website	2,882	1,759	1,123	64%

Retail units sold

Retail units sold is defined as the number of vehicles sold through our website and delivered to customers, net of returns under our 7-day money back guarantee program. Retail units sold excludes vehicles sold through our wholesale channel. Our retail business is the core proposition of our business and as we continue to expand, we expect that retail units sold will be the primary driver of our revenue growth. Additionally, each vehicle sale through our website also creates the opportunity to leverage such sales to sell other ancillary products. We anticipate that continued retail sales growth will also increase the number of trade-in vehicles acquired from our customers, which we can either recondition and add to our inventory or sell through our wholesale channel.

Retail units sold for the six months ended June 30, 2021 was 16,557 units compared to 3,234 retail units sold for the six months ended June 30, 2020. Retail units sold increased throughout the period, which was primarily a result of our continued investment in brand and marketing, and our continued website optimization.

Gross profit/(loss) per unit

This metric is defined as the aggregate retail sales price and ancillary revenues (including financing commission, warranty commission, paint protection and any add-ons) from all vehicles sold through our website in a given period, less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the vehicle preparation centers, auction fees, the aggregate costs of reconditioning those vehicles, costs of providing insurance, warranty, fuel and other direct costs associated with providing the car to the customer, divided by the number of retail units sold in that period. This is an important metric that we use to record and forecast the performance and trends of our core retail business. There are a number of drivers of this metric including our purchasing mix, cost of refurbishment, days to sale, our finance attachment rate and the number of new ancillary products.

For the six months ended June 30, 2021, gross profit per unit was £315, compared to gross loss per unit of £355 for the six months ended June 30, 2020. The improvement to now achieving a gross profit per unit was primarily due to a significant increase in retail units sold, refurbishment efficiencies, reducing days to sale and growing ancillary services.

As our business continues to expand, our business plan is to continue to our grow gross profit per unit, leveraging improvements discussed above.

Average monthly unique users

This metric is defined as the average number of individuals who access our website within a calendar month, based on data provided by Google Analytics. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. This metric is used to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition as well as the strength of our brand and market penetration, which can then be turned into a retail sale.

The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our website using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Our average monthly unique users during the six months ended June 30, 2021 was 1,548,191 users, compared to 449,734 users during the six months ended June 30, 2020. The increase in the average monthly unique visitors was primarily due to our investment in marketing and the increased brand recognition.

Inventory units available on website

Inventory units available on website represents the total number of vehicles available for sale and subscription on our website on the last day of each reporting period. This may lead to volatility when comparing one period to another. It is important to ensure we have enough inventory to cater to the majority of customers based on customer demand and in the way they choose to purchase - purchase, finance or subscribe.

Inventory units available on website is a key indicator of our performance because we believe that the number of vehicles listed on our platform is a key driver of vehicle sales and revenue growth. Increasing the number of vehicles listed on our website results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Our inventory units available on website increased to 2,882 units as of June 30, 2021, from 1,759 units as of June 30, 2020. The 1,123 increase in units was primarily driven by the increased demand from our customers, driving the need for a larger depth and breadth of vehicles on offer on our website.

Key components of our operating results

Revenue

Revenue is recorded for the sale of used vehicles (retail and wholesale) as well as the provision of services (other sales). We recognize revenue net of VAT.

Retail — We sell refurbished vehicles directly to customers primarily through our platform. Customers include both consumers and businesses. The prices of vehicles are included in customer contracts at stand-alone selling prices, which are agreed prior to delivery. We recognize revenue when we satisfy our performance obligations for vehicle sales. The amount we recognize as revenue is the agreed upon purchase price stated in the contract less an estimate for returns. Estimates for returns are based on an analysis of historical experience, trends and sales data. We reflect the changes in these estimates as an adjustment to revenue in the period identified. The amount of consideration received for vehicles includes non-cash consideration which represents the value of part-exchange vehicles, if applicable, as stated in the contract.

Wholesale — We sell vehicles through car auctions to trade buyers and other customers. The vehicles sold to trade buyers are primarily acquired from customers as part-exchanges that do not meet the Cazoo criteria or standards to list and sell on our retail platform. We recognize revenue when we satisfy our performance obligation for the wholesale vehicle sales.

Other sales — Customers purchasing vehicles from us may enter into a contract for finance through our platform and/or enter into a contract to extend their warranty after the initial 90-day inclusive period. We receive commissions for the arrangement of these contracts from the principal. We recognize commission revenue at the time of sale, net of a reserve for estimated contract cancellations. The reserve for cancellations is estimated based upon historical experience and recent trends and is reflected as a reduction in revenue. Changes in these estimates are reflected as an adjustment to revenue in the period identified.

At our customer centers, vehicle servicing products are offered including interim, full and major servicing, MOT tests, general repairs and one-off checks and treatments. We recognize revenue from such services when we satisfy our performance obligations, which is at the point the agreed work is completed.

Revenue from the Cazoo Subscription Service is also included within ‘Other sales’. The Cazoo Subscription Service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership. Revenue from the Cazoo Subscription Service is recognized under IFRS 16 and as such is recognized on a straight-line basis over the contract period and presented as part of ‘other revenue’ within the breakdown of revenue in the statement of profit or loss.

Revenue from provision of related services such as maintenance and breakdown and additional charges are recognized in accordance with IFRS 15 – overtime, as the services are provided

Cost of sales

Cost of sales primarily relates to vehicle acquisition costs and reconditioning costs, as well as any necessary adjustments to reflect vehicle inventory at the lower of cost and net realizable value.

Vehicle reconditioning costs are the direct and indirect costs associated with preparing the vehicles for resale on our website and typically include the cost of parts, labor and inbound transportation costs.

Our cost of sales also includes the cost of providing drive-away insurance, fuel, vehicle warranty, buyers fees, and other costs incurred in providing ancillary products and services.

Cost of sales also includes the depreciation of cars out on subscription.

Marketing expenses

These primarily relate to the cost of advertising through various platforms, including brand marketing, digital marketing, media costs, agency and production costs, and other promotional expenses such as sponsorships. Our marketing expenditure also include public relation costs and costs of any customer incentives.

Selling and distribution expenses

Selling and distribution costs mainly relate to the salaries and wages of our employees engaged in the transportation of vehicles, costs incurred in relation to the storage and transportation of vehicles and payment gateway fees. The depreciation charges of vehicle preparation centers and right of use assets (transporters) are also included in the selling and distribution expenses.

Administrative expenses

Administrative expenses comprise staff related costs (excluding sales and distribution staff costs), property costs, information technology, external professional services and other general administrative costs.

Our administrative expenses also include depreciation and amortization charges. Amortization is in relation to capitalized development costs, leasehold improvements, software, domain name and other intangible assets. Depreciation expenses mainly relate to the depreciation of offices and customer centers. These costs are amortized or depreciated over their useful economic lives.

We operate an equity-settled share-based incentive scheme and our share-based charges are included as part of administrative expenses.

Specifically, for the six months ended June 30, 2021, our administrative expenses included certain exceptional costs which were incurred primarily in relation to the Business Combination and recent acquisition of subsidiaries.

Finance income

Finance income relates to interest income receivable on bank deposits.

Finance expense

Our finance expense consists primarily of interest incurred on stocking facilities and lease interest accretion.

Tax credit

Tax credit relates to deferred tax. A deferred tax liability arises due to a purchase price adjustment on the acquisition of subsidiaries where the fair value of intangible assets exceeded the tax basis in the subsidiaries. A deferred tax asset on losses is only recognized to the extent that it reduces the deferred tax liability arising to nil due to uncertainty of recoverability. No income tax expense has been recognized as we were in a loss-making position through the six months ended June 30, 2021.

Results of operations

Six Months Ended June 30, 2021 compared to Six Months Ended June 30, 2020

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Continuing operations
Revenue	248,209	39,945	208,264	521%
Cost of sales	(236,850)	(41,381)	(195,469)	472%
Gross profit/(loss)	11,359	(1,436)	12,795	891%
Marketing expenses	(29,355)	(10,354)	(19,001)	184%
Selling and distribution expenses	(20,389)	(5,298)	(15,091)	285%
Administrative expenses	(69,427)	(13,236)	(56,191)	425%
Loss from operations	(107,812)	(30,324)	(77,488)	256%

Finance income	166	185	(19)	10%
Finance expense	(1,793)	(627)	(1,166)	186%

Loss before tax	(109,439)	(30,766)	(78,673)	256%

Tax credit	7,326	—	7,326	—

Loss for the period	(102,113)	(30,766)	(71,347)	232%

Revenue

The following table summarizes our revenue for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Retail	207,948	36,902	171,046	464%
Wholesale	12,774	2,509	10,265	409%
Other sales	27,487	534	26,953	5,047%
	248,209	39,945	208,264	521%

Revenue has increased by £208.3 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to increased online orders and rapid expansion of our business.

Retail revenue has increased by £171.0 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. This is due to an increase in the number of used vehicles sold on our website, from 3,234 during the six months ended June 30, 2020, to 16,557 during the six months ended June 30, 2021, driven by a significant investment in advertising and marketing, the depth and breadth of our inventory levels, increased brand awareness, customer referrals and product enhancements and other activities.

Wholesale revenue has increased by £10.3 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, as the number of part-exchange cars received from customers has grown with retail sales.

Other sales have increased by £27.0 million for the six months ended June 30, 2020, compared to the six months ended June 30, 2020. The increase was driven by the expansion of our panel of partners for our finance offering, as well as by the launch of new products, including car subscriptions, remarketing, extended warranties and paint protection.

Revenue excludes £7.5 million generated from the sale of vehicles as an agent for third parties. Only the net commission received from those sales is recorded within revenue. Cazoo is not a marketplace and all cars sold under this model continue to be refurbished, stored and marketed by Cazoo. Cazoo is also responsible for any returns or post-sales issues. The Group purchases vehicles in this way from time to time, where the makes and models may otherwise be unavailable.

Cost of sales

The following table summarizes our cost of sales for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Vehicle purchases	190,281	36,768	153,513	418%
Reconditioning and other costs	46,569	4,613	41,956	910%
	236, 850	41,381	195,469	472%

Cost of sales have increased by £195.5 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to an increase in vehicle purchases due to the rapid expansion and growth of our business. Vehicle purchases increased by £153.5 million for the six months ended June 20, 2021, compared to the six months ended June 30, 2020, primarily due to an increase in the level of inventory purchases from corporate companies, auctions and customers. Similarly, reconditioning and other costs increased by £42.0 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, as a result of an increase in the number of cars requiring reconditioning before being listed on our website, and the costs of providing warranties and drive away insurance for cars sold.

Vehicle purchases includes the cost of wholesale units disposed of. The refurbishment of third-party vehicles and the deprecation charge of subscription vehicles are included within reconditioning and other costs.

Marketing expenses

The following table summarizes our marketing expenses for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Brand marketing	19,606	7,082	12,524	177%
Digital marketing	7,965	3,017	4,948	164%
Other costs	1,784	255	1,529	600%
	29,355	10,354	19,001	184%

Marketing expenses have increased by £19.0 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to a significant increase in advertising spend and promotion of the Cazoo brand to generate customer awareness.

Brand marketing expenses have increased by £12.5 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to increased media costs and sponsorships which help to promote the Cazoo brand for the present and future. Sponsorships have increased by £7.0 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to significant English Premier League football sponsorships. In 2021 we have extended our sponsorships to include snooker, cricket, rugby league, rugby union, golf, darts and horse-racing.

Digital marketing expenses have increased by £4.9 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, reflecting increased pay-per-click marketing and aggregator costs, which both drive short-term website traffic and have an impact on orders in the near-term.

Selling and distribution expenses

The following table summarizes our selling and distribution expenses for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Staff costs	8,276	2,070	6,206	300%
Transportation and storage costs	5,187	1,650	3,537	214%
Depreciation and amortization	2,707	1,040	1,667	160%
Other costs	4,219	538	3,681	684%
	20,389	5,298	15,091	285%

Selling and distribution expenses have increased by £15.1 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to an increase in personnel-related costs (selling and distribution staff) by £6.2 million, due to a significant increase in head count in the six months ended June 30, 2021, to help support the expansion and growth of the Cazoo business.

Transportation and storage costs increased by £3.5 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to an increase in the fleet of transporters, resulting in increases in fuel and mileage, insurance and other costs incurred in the outbound transportation of vehicles, and a significant increase in inventory during the period.

Depreciation costs increased by £1.7 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, reflecting an increase in the number of transporters and vehicle preparation centers owned and used. Depreciation costs are expected to increase as we continue to grow the number of customer centers, vehicle preparation centers and transporters.

Administrative expenses

The following table summarizes our administrative expenses for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Staff costs	21,195	7,470	13,725	184%
Office and Property costs	5,615	1,120	4,495	401%
Technology and other costs	8,137	2,850	5,287	186%
Depreciation and amortization	10,975	1,470	9,505	647%
Share based payments	12,688	326	12,362	3,792%
Exceptional costs	10,817	-	10,817	—
	69,427	13,236	56,191	425%

The total administrative costs have increased by £56.2 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, primarily due to:

●	an increase in personnel-related costs of £13.7 million, due to an increase in head count across all administrative functions to help support the expansion and growth of the Cazoo business;

●	an increase in share-based payments by £12.4 million, reflecting the higher head count, larger number of outstanding options and increases in share price used to determine the fair value of such grants;

●	an increase in depreciation and amortization costs of £9.5 million, reflecting the amortization of intangibles from acquisitions, and an increase in the number of transporters and customer centers; and

●	exceptional costs of £10.8 million, primarily related to transaction costs of £4.4 million incurred in the acquisition of subsidiaries; and transactions costs of £6.4 million incurred in relation to the Business Combination.

Following completion of the Business Combination, we expect to incur additional costs associated with operating as a public company which will consequently impact the result of our future operations. We expect that these will include additional legal, accounting, administrative and other costs.

Finance income

Finance income has remained flat at £0.2 million for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

Finance expenses

Our finance expenses are interest on stocking loans and lease interest accretion. The table below is a summary of the amount recognized for the periods presented:

	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
	£’000	£’000	£’000%
Finance expense
Bank interest payable	1,233	425	808	190%
Lease interest accretion	560	202	358	177%
Total finance expense	1,793	627	1,166	186%

Finance expenses have increased by £1.2 million for the six months ended June 30, 2021, compared to the six months ended June 30, 2020. Bank interest payable increased by £0.8 million primarily due to an increase in stocking loans to match higher inventory. The increase in the lease interest accretion by £0.4 million was driven by an increase in the number of leasehold properties and transporters.

Tax credit

Tax credit increased by £7.3 million for the six months ended June 30, 2021, compared to six months ended June 30, 2020. A deferred tax liability arises due to a purchase price adjustment on the acquisition of subsidiaries where the fair value of intangible assets exceeded the tax basis in the subsidiaries. A deferred tax asset on losses is only recognized to the extent that it reduces the deferred tax liability arising to nil due to uncertainty of recoverability.

Non-IFRS financial measures

In addition to our results determined in accordance with IFRS, we believe that Adjusted EBITDA provides useful information for management and investors to assess the underlying performance of the business as it removes the effect of certain non-cash items and certain charges that are not indicative of our core operating performance or results of operations. We believe that non-IFRS financial information, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and because it provides consistency and comparability with past financial performance. However, our management does not consider non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other IFRS financial measures, such as net loss. Some of the limitations of Adjusted EBITDA include that it does not reflect the impact of working capital requirements or capital expenditures and other companies in our industry may calculate Adjusted EBITDA differently, or use a different accounting standard such as U.S. GAAP, which limits its usefulness as a comparative measure.

“Adjusted EBITDA” is defined as loss for the period adjusted for the impact of tax credit, finance income, finance expense, depreciation, amortization, share based payment expense and exceptional costs which do not relate to our core operations.

The table below presents a reconciliation of loss for the period, the most comparable IFRS measure to Adjusted EBITDA for the periods presented.

	Six months ended June 30, 2021	Six months ended June 30, 2020
	£’000	£’000
Loss for the period	(102,113)	(30,767)
Adjustments:
Tax credit	(7,326)	-
Finance income	(166)	(185)
Finance expense	1,793	627
Depreciation	10,531	2,053
Amortization	4,618	457
Share based payment expense	12,688	326
Exceptional costs(1)	10,817	-
Total adjustments	32,955	3,278
Adjusted EBITDA	(69,158)	(27,489)

(1)	Exceptional costs are primarily related to transaction costs incurred in relation to the acquisition of subsidiaries and the Business Combination. Specifically, £6.4 million was incurred in relation to the Business Combination and £4.4 million was incurred as transaction costs in relation to the acquisition of subsidiaries.

Liquidity and Capital Resources

Our primary sources of liquidity and capital resources comes from raising £445.6 million in funds from shareholders since incorporation in October 2018 which has funded the growth of Cazoo to date, and from the proceeds from the recently completed Business Combination. Our primary uses of liquidity have been our operations.

As of June 30, 2021, we had cash and cash equivalents of £60.3 million. Upon closing of the Business Combination on August 26, 2021 we received $836 million of proceeds, net of fees. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the 12 months following the date of this Form 6-K. Our future capital requirements will depend on several factors, including increasing our marketing expenditures to improve our brand awareness, expanding our geographical footprint, building and maintaining our inventory of quality vehicles, developing new products or services, further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. If these sources of liquidity are not sufficient to fully fund our future capital requirements, including any acquisitions, or due to unforeseen circumstances, we may need to engage in equity or debt financings to secure additional funds, however, additional funds may not be available on terms acceptable to us, if at all.

As of June 30, 2021, we had loans and borrowings of £185.9 million including stocking loans of £116.2 million, mortgages of £2.3 million and lease liabilities of £60.3 million. Our business model relies on having a large inventory of cars available on our platform to have a broad offering to prospective customers. To fund the working capital required to maintain high levels of inventory, we enter into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car. Our stocking loans at June 30, 2021 do not contain financial or other restrictive covenants. The loans charge a rate of interest at a base rate plus a margin. In 2021 base rate references to LIBOR have been replaced with Bank of England base rate. As of June 30 2021, we also held £2.3 million of mortgages secured against freehold property.

Cash flows

The following table shows a summary of our unaudited condensed consolidated cash flows for the six months ended June 30, 2021 and June 30, 2020.

	Six months ended June 30, 2021	Six months ended June 30, 2020
	£’000	£’000
Net cash provided by (used in):
Operating activities	(55,489)	(31,256)
Investing activities	(119,190)	(1,255)
Financing activities	(8,498)	120,828
Net (decrease) increase in cash and cash equivalents	(183,177)	88,317

Operating activities

Our primary sources of operating cash flows result from the sale of retail vehicles, wholesale vehicles and other services we provide to customers. Our primary uses of cash from operating activities are purchases of inventory, vehicle reconditioning costs, customer acquisition costs and personnel-related expenses.

During the six months ended June 30, 2021, cash used in operating activities was £55.5 million (£31.3 million for the six months ended June 30, 2020). The primary factors affecting operating cash flows during the period were a net loss of £102.1 million (£30.8 million for the six months ended June 30, 2020), adjustments for non-cash items of £22.1 million (£3.3 million for the six months ended June 30, 2020), movements in working capital of £24.3 million (£3.9 million for the six months ended June 30, 2020) and interest income of £0.2 million (£0.2 million for the six months ended June 30, 2020) received on bank deposits.

Our non-cash items include depreciation and amortization and share based charges.

Movements within working capital include the purchase of inventory, which is financed through stocking loans classified separately within financing activities. £12.3 million of the cash used in working capital was attributable to the increase in inventory for the six months ended June 30, 2021 (£3.1 million for the six months ended June 30, 2020). The remaining movement in working capital was due to movements in trade and other receivables and trade and other payables.

Investing activities

Net cash used in investing activities was £119.2 million for the six months ended June 30, 2021 (£1.3 million for the six months ended June 30, 2020).

The net cash used in investing activities during the six months ended June 30, 2021 was primarily attributed to the acquisition of subsidiaries for £79.7 million net of the cash acquired, additions to property plant and equipment of £34.7 million, as well as additions to intangible assets of £4.8 million.

Financing activities

Net cash used in financing activities was £8.5 million for the six months ended June 30, 2021 while the net cash provided by financing activities was £120.8 million for the six months ended June 30, 2020.

The net cash used in financing activities during the six months ended June 30, 2021 was primarily attributed to lease payments and the repayment of stocking loans and mortgages. No ordinary shares were issued during the six months ended June 30, 2021. The net cash from financing in the six months ended June 30, 2020 arose from funds received on the issue of ordinary shares.

Contractual obligations and commitments

There have been no material changes in our contractual obligations during the six months ended June 30, 2021, except as it relates to the debt repayment and refinancing which is described in further detail in Note 10, Loans and borrowings, within the Cazoo unaudited condensed consolidated interim financial statements appearing elsewhere in this Form 6-K.

Off balance sheet arrangements

As of June 30, 2021, we did not have any off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical accounting policies and estimates

There have been no material changes in our critical accounting policies and procedures during the six months ended June 30, 2021, except as it relates to the significant accounting policy related to the recognition of retail and other revenue as described in Note 2, within the Cazoo unaudited condensed consolidated interim financial statements appearing elsewhere in this Form 6-K. For a detailed discussion of our critical accounting policies and estimates, refer to our audited consolidated financial statements incorporated by reference in our Shell Company Report on Form 20-F.

New and amended standards and interpretations

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 2, Basis of Presentation, within the Cazoo unaudited condensed consolidated interim financial statements appearing elsewhere in this Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for speculative or trading purposes.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect our income and financial management. We are exposed to interest rate risk mainly through our stocking facilities where interest, in the period ended June 30, 2020, was charged in reference to a base interest rate. However, our exposure to interest rate risk is minimal since we were in a net cash position at June 30, 2021 and December 31, 2020, and therefore able to reduce exposure through repayment of the facilities. We do not hedge against interest rate risk. In 2021 all base rate references to LIBOR have been replaced with Bank of England base rate.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on the stocking loans during the six months ended June 30, 2021, the only element of loans and borrowings impacted by variable interest rates. With other variables held constant, our profit before tax was affected through the impact on floating rate borrowings, as follows:

	Increase/ decrease in basis points	Effect on profit before tax
		£’000
IBOR	+100	731
IBOR	-100	(731)

Foreign currency risk

We have foreign currency risks related to certain expenses in Euros and US dollars. We do not currently hedge against currency risk through the use of financial instruments such as foreign currency swaps. However, we may look to do this in the future as appropriate. We do not believe that a 10% change in the relative value of the Pounds Sterling to other foreign currencies would have a material effect on our cash flows and operating results in currencies other than the Pounds Sterling.

Internal control over financial reporting

SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, our management identified the following material weaknesses in connection with preparation of the financial statements for the year ended December 31, 2020 which have caused the company to conclude that it has not maintained an effective control framework. The material weaknesses identified were:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure; and

ii.	Ineffective IT general control environment, including lack of segregation of duties, supporting the financial reporting systems.

These deficiencies are considered to be material weaknesses which could potentially result in material misstatements and/or impact disclosures which would not be prevented or detected. Prior to the Business Combination, Cazoo operated as a private business. As such, Cazoo’s management had not been required to perform an evaluation of its internal control over financial reporting, nor had it been required to obtain an audit of its control environment in accordance with the provisions of the Sarbanes-Oxley Act or any similar law applicable in the relevant jurisdictions. Had such an evaluation or audit been performed in prior periods, additional control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses. As such, we cannot assure you that we have identified all of our existing material weaknesses.

We have commenced remediation planning and will implement measures to design an entity-level and financial reporting control framework which will address the underlying causes of the material weaknesses. We have engaged consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. We will develop a detailed workplan which will include identifying and remediating gaps in internal control and developing standard documentation to support the performance of controls to detect and prevent material misstatement in accounting and disclosure. The workplan will also include the ongoing testing and monitoring of controls and procedures for informing those charged with governance as to the progress of remediation implementation and of any new identified deficiencies. In addition, the workplan will highlight where investment in strengthening resource and expertise is required within the accounting function, and how this will be addressed, as well a plan to conduct IFRS and SEC financial reporting training for personnel.

While we intend to complete this remediation process as quickly as possible, the material weaknesses cannot be considered remediated until all steps in the remediation process are complete. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which the company’s internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.